UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: FS Energy Total Return Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

201 Rouse Boulevard

Philadelphia, PA 19112

Telephone Number (including area code):

(215) 495-1150

Name and Address of Agent for Service of Process:

Michael C. Forman

President and Chief Executive Officer

FS Energy Total Return Fund

201 Rouse Boulevard

Philadelphia, PA 19112

With Copies of Notices and Communications to:

Thomas A. DeCapo

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia and Commonwealth of Pennsylvania on the 25th day of October, 2016.

FS ENERGY TOTAL RETURN FUND

/s/ Michael C. Forman
		By:	Michael C. Forman
President and Chief Executive Officer

Attest:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
Vice President, Treasurer and Secretary